650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 28, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jonathan Burr
Brigitte Lippmann
Suying Li
Rufus Decker

Re:	Livongo Health, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 14, 2019
CIK No. 0001639225

Ladies and Gentlemen:

On behalf of our client, Livongo Health, Inc. (“Livongo” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 24, 2019, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 14, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the version of the Registration Statement confidentially submitted on June 14, 2019), all page references herein correspond to the page of the revised draft of the Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

June 28, 2019

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 14, 2019

Our Market Opportunity, Page 5

1.	We note your response to comment 2 regarding how you calculated the market opportunity for diabetes and hypertension. Please disclose in the filing the material assumptions described in your response.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, and 124 of the Registration Statement to include the material assumptions underlying its calculations of the market opportunity for diabetes and hypertension.

Note 10. Stock-Based Compensation, page F-35

2.	We may have additional comments on your accounting for equity issuances, including stock options, share issuances, award modifications and other share-based transactions.

Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations used for your share-based transactions leading up to the IPO and the estimated offering price. Also, disclose in Note 17 the terms of the share-based issuances subsequent to March 31, 2019.

In response to the Staff’s comment, the Company undertakes to provide the Staff with the estimated offering price range once available and an analysis explaining the reasons for the differences between recent valuations used for its share-based transactions leading up to the offering and the estimated offering price. Further, in response to the Staff’s comment, the Company has revised the disclosure on page F-48 of the Registration Statement to include the terms of its share-based issuances subsequent to March 31, 2019.

*****

Securities and Exchange Commission

June 28, 2019

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Glen Tullman, Livongo Health, Inc.

Zane Burke, Livongo Health, Inc.

Jennifer Schneider, Livongo Health, Inc.

Lee Shapiro, Livongo Health, Inc.

Megan Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

David Peinsipp, Cooley LLP